

Mail Stop 3030

January 23, 2009

VIA U.S. MAIL and FACSIMILE: (859) 225-5347

Mr. Marc T. Ray
Vice President-Finance and Chief Financial Officer
MedPro Safety Products, Inc.
817 Winchester Road, Suite 200
Lexington, KY 40505

> **RE: MedPro Safety Products, Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **File No. 000-52077**

Dear Mr. Ray:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1/A filed July 3, 2008
Selling Stockholders, page 17

1.   Please respond to our prior comments 1 and 2 of our letter dated July 29, 2008
        when you amend your registration statement on Form S-1.

Form 10-K/A filed on December 22, 2008
General

2.   We see that you restated the financial statements for several matters as described
        in the amended filing. Please tell us how you evaluated the guidance from Item 4-
        02 of Form 8-K in evaluating whether you should have filed a Form 8-K for the
        restatements.

Audited Financial Statements, page F-1

3.   In future filings please ensure that all restated financial statements and related
        disclosures are labeled "restated" where necessary. For instance, while we see the
        significant restatement of loss per share for 2007, the Statement of Operations for
        that year is not labeled "restated."

During the year ended December 31, 2006, page F-20

4.   Show us how the 1,846,552 shares issued in conversion of debt in 2006 (as
        disclosed on the face of the statement of stockholder's equity/deficiency) can be
        reconciled to the corresponding disclosures in this footnote under the caption
        "During the year ended December 31, 2006."

Exhibits

5.   Please amend to provide certifications as specified in Item 601.31 of Regulation
        S-K. Those certifications should be exactly as specified in Regulation S-K,
        except that you may omit (1) the portion of the introductory language from
        paragraph 4 that refers to internal control over financial portion and (2) paragraph
        4(b). This comment also applies to your Forms 10-Q for 2008.

6.   Please amend to provide currently dated Sarbanes-Oxley Section 906
        certifications. Refer to Exchange Act Rules 12b-15 and 13a-14(b).

Form 10-Q as of September 30, 2008
Balance Sheets, page 2

7.   Tell us why you are presenting a debit for unearned share-based compensation in the equity section of the balance sheet as of September 30, 2008, including how that presentation is consistent with the guidance from SFAS 123(R). In general, under SFAS 123(R) unearned stock-based compensation is not separately presented in the equity section of the balance sheet, but is disclosed in the footnotes as set forth in paragraph A240 of guidance. Please revise in any future or amended filings or advise.

Statement of Operations, page 4

8.   Inventory impairments and write-downs should normally be presented as a component of cost of sales. Please refer to EITF 96-09. Please either reclassify to costs of sales in any future or amended filings or provide support in the literature for your presentation.

9.   Please tell us why the loss on disposal of assets is not classified in operations. Please refer to Question 2 of SAB Topic 5.P.3 and paragraphs 25 and 27 of SFAS 144. Please provide support in the literature for the classification and, if required by GAAP, reclassify to operations in any future or amended filing.

Statements of Cash Flows, page 6

10.   You disclose a cash out-flow for the purchase of intangible assets totaling $3,345,000, which appears to be the cash portion of the transaction with SGPF. However, disclosure in Note 7 suggests that the cash payment prior to September 30 was only $1,113,444 and that the balance was paid afterwards. Please tell us whether you in-fact made a cash payment of $3,345,000 prior to September 30, 2008. If not, please explain how this item is appropriately presented in the cash flow statement as of September 30, 2008. Refer to paragraphs 17 and 32 of SFAS 95.

Note 7, Intangible Assets, page 9

11.   With respect to the obligations to Visual Connections, in future filings please disclose the terms of the payment obligations. Clarify when the remaining payments are due.

12.   In light of the significance of the obligations to Visual Connections tell us why you should not present this liability separately on your balance sheet.

Note 13, Stock Options and Warrants, page 13

13.   We see that you granted 3 million stock options to directors, officers and employees in August 2008. Please tell us and in future filings disclose how you determined the fair value of the stock options as of the date of grant. Your response and future filings should describe the model, method and assumptions used in valuing the stock options.

14.   With respect to the 3 million stock options you also disclose that you determined the $4.86 common share fair value based on an independent valuation. It appears that on August 18, 2008 the quoted price of a share of your common stock was substantially more than $4.86. Please respond to the following:

- Please tell us why you believe that quoted market price is not the most appropriate measure of fair value of a share of your common stock for SFAS 123(R) purposes.
- Please describe to us, and in future filings disclose, the model, method and significant assumptions used in determining the $4.86 per share fair value. Please be detailed and specific.
- Please provide us a quantified reconciliation that bridges the gap between the quoted market price of a share of your common stock on the date of grant and the $4.86 provided by the appraisal. Quantify and describe each factor leading to the excess of quoted market price over the appraised fair value of a common share.

15.   You disclose that unearned compensation is being amortized over 24 months based on the term of a non-compete provision included in the option agreement. Please tell us and in future filings disclose why you believe that life is the requisite service period as defined in SFAS 123(R). Please refer to paragraphs 39, 40 and A59 through A74 for guidance.

16.   It appears that the deferred compensation recorded for the stock option grant is the product of the 3 million options and $4.86, which you disclose is the appraised value of an underlying common share. Please tell us how the fair value of the options was utilized in determining the amount of unearned compensation at the date of grant.

17.   You disclose that the $4.86 common share fair value underlying the stock options granted on August 18, 2008 was based on a third party independent valuation. If you continue to disclose that you relied on the third party expert in valuing the common stock underlying the stock options you will need to name the independent valuation firm in any amended or future 1934 Act filings. In addition, please note that if you intend to incorporate the Form 10-Q (or other future filings that include the reference to the valuation expert for this matter) by reference into any registration statement, you will also need to include the consent of the independent valuation firm as an exhibit to the registration statement. Please also refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm

18.   Please ensure that future filings include all of the relevant disclosures from paragraphs 64, A240 and A241 of SFAS 123(R).

Note 14, Distribution Agreements, page 16

19.   Please describe to us the accounting policies you are applying in determining the appropriate timing and amounts of revenue under the arrangements with Greiner. Your response should explain why you believe your policy is appropriate in GAAP and should identify the specific literature relied upon. In that regard, please tell us how you considered the guidance on up-front payments as set forth in SAB Topic 13.

20.   Please describe the milestones that you must achieve to be entitled to the individual up-front payments under the two agreements. Tell us whether you believe those milestones are discrete earnings events and explain the basis for your conclusion.

21.   Your disclosure suggests that you have been engaged to design, construct, complete and successfully test automated production lines. Please tell us how you have/will account for the costs of the project. Please tell us who will own and operate the production lines upon completion.

22.   As a related matter, since it appears that you have been engaged to design, construct, complete and successfully test automated production lines, please tell us whether you believe percentage of completion accounting is applicable. Please explain to us the basis in GAAP for your conclusion. Refer to SOP 81-1.

23.   Please tell us whether the payments from Greiner are refundable. If so, please tell us how refund provisions are considered in your revenue policy.

24.   We see that revenue in the third quarter was $1.3 million while the cost of revenues is less than a thousand dollars. Please tell us about the costs associated with this revenue and the location of these costs in the financial statements.

Item 4. Controls and Procedures, page 25

25.   Please disclose any change in internal control over financial reporting that occurred during the quarter that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting or confirm that there were none. We refer you to paragraph (d) of Exchange Act Rule 13a-15 which provides that management of an issuer that either had been required to file an annual report pursuant to section 13(a) or 15(d) of the Act for the prior fiscal year or had filed an annual report with the Commission for the prior fiscal year must evaluate, with the participation of the issuer's principal executive and principal financial officers, or persons performing similar functions, any change in the issuer's internal control over financial reporting, that occurred during each of the issuer's fiscal quarters that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting. Please also refer to paragraph (b) of Item 308(T) of Regulation S-K. Also respond with respect to the first and second quarters of 2008.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3605 if you have questions about these comments. In this regard, please do not hesitate to contact Brian Cascio, Branch Chief at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Senior Review Accountant